Mail Stop 6010


						March 24, 2006

Mr. Michael W. Towe
Chief Financial Officer
Roper Industries, Inc.
2160 Satellite Blvd., Suite 200
Duluth, GA   30097


Re:	Roper Industries, Inc.
      Form 10-K for the year ended December 31, 2004
      Filed March 16, 2005
      File No. 1-12273

Dear. Mr. Towe:

	We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.


						Sincerely,


						Martin F. James
						Senior Assistant Chief Accountant